Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 4561
Washington, DC 20549

Attention: William H. Demarest

Re: Stockgroup Information Systems Inc. ; Form 8K Filed July 6, 2006 File no. 0-23687

Dear Sirs or Mesdames:

Thank you for your letter dated July 10, 2006, with your comments on the company’s 8K filed July 6, 2006. Our responses to your comments are as follows:

Form 8K filed July 6, 2006

We have revised our 8K to include the interim period of Jan 1, 2006 to May 30, 2006.

Exhibit 16

Attached is an updated exhibit 16 letter from our former auditors, Ernst & Young stating that they agree with the statements contained in our 8K.

Additional Comments

We also acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	SEC staff comments or changes to disclosures in response to SEC comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

/s/ Susan Lovell

Susan Lovell, CFO
Stockgroup Information Systems Inc.